Execution Version

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

VIASAT, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92552V100

(CUSIP Number)

WP Triton Co-Invest, L.P.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Tel: (212) 878 0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552V100	13D	Page 2 of 18 Pages

1.	Names of Reporting Persons WP Triton Co-Invest, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,202,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,202,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,202,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.09% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 3 of 18 Pages

1.	Names of Reporting Persons WP Triton Investment, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,703,970
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,703,970

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,703,970
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 2.19% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 4 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus (Callisto-A) Global Growth (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,283,554
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,283,554

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,283,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.85% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 5 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus (Europa) Global Growth (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,323,322
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,323,322

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.88% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 6 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus Global Growth Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 565,820
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 565,820

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 565,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.46% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 7 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus Global Growth-B (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,683,008
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,683,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,683,008
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.37% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 8 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus Global Growth-E (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,436,785
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,436,785

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,785
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.17% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 9 of 18 Pages

1.	Names of Reporting Persons WP Global Growth Partners (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 205,671
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 205,671

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,671
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 10 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,202,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,202,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,202,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.09% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 11 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,202,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,202,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,202,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.09% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 12 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,202,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,202,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,202,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.09% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 13 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,202,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,202,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,202,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.09% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 14 of 18 Pages

1.	Names of Reporting Persons Warburg Pincus LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,202,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,202,130

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,202,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.09% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 15 of 18 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Viasat, Inc., a Delaware corporation (“Viasat” or the “Issuer”). The principal executive offices of the Issuer are located at 6155 El Camino Real, Carlsbad, California 92009.

Item 2. Identity and Background.

(a) Names of Persons Filing

This statement is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):

1.	WP Triton Co-Invest, L.P., a Cayman Islands exempted limited partnership (“WP Triton Co-Invest”), which directly holds 11,202,130 shares.

2.	WP Triton Investment, L.P., a Cayman Islands exempted limited partnership (“WP Triton Investment”), which holds approximately 24.14% of the equity interest in WP Triton Co-Invest.

3.	Warburg Pincus (Callisto-A) Global Growth (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Callisto”), which holds approximately 20.39% of the equity interest in WP Triton Co-Invest.

4.	Warburg Pincus (Europa) Global Growth (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Europa”), which holds approximately 20.74% of the equity interest in WP Triton Co- Invest.

5.

Warburg Pincus Global Growth Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus Global Growth Partners”), which holds approximately 5.05% of the equity interest in WP Triton Co-Invest.

6.	Warburg Pincus Global Growth-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth-B”), which holds approximately 15.02% of the equity interest in WP Triton Co-Invest.

7.	Warburg Pincus Global Growth-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth-E”), which holds approximately 12.83% of the equity interest in WP Triton Co-Invest.

8.	WP Global Growth Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth Cayman”), which holds approximately 1.84% of the equity interests in WP Triton Co-Invest.

9.

Warburg Pincus (Cayman) Global Growth GP, L.P., a Cayman Islands exempted limited partnership (“WPGG Cayman GP”) and the general partner of each of WP Triton Co-Invest, L.P. and each of the WP Global Funds (as defined below).

10.	Warburg Pincus (Cayman) Global Growth GP LLC, a Delaware limited liability company (“WPGG Cayman GP LLC”) and the general partner of WPGG Cayman GP.

11.	Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”) and the managing member of WPGG Cayman GP LLC.

12.	Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”) and the general partner of WPP II Cayman.

13.

Warburg Pincus LLC, a New York limited liability company (“WP LLC”) and the manager of the WP Global Funds. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit A hereto and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b) Residence or business address

The address of the principal business and principal office of each of the Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

(c) The principal business of WP Triton Co-Invest is investing in securities. Approximately (i) 75.86% of the equity interest in WP Triton Co-Invest is held collectively by WP Callisto, WP Europa, WP Global Growth Cayman, WP Global Growth-B, WP Global Growth-E and WP Global Growth Cayman (collectively, the “WP Global Funds”) and (ii) 24.14% of the equity interest in WP Triton Co-Invest is held by WP Triton Investment. WPGG Cayman GP is the general partner of WP Triton Co-Invest and each of the WP Global Funds. WPGG Cayman GP LLC is the general manager of WPGG Cayman GP. WPP II Cayman is the general partner of WPGG Cayman GP LLC. WP Bermuda GP is the general partner of WPP II Cayman. WP LLC is the manager of the WP Global Funds.

CUSIP No. 92552V100	13D	Page 16 of 18 Pages

(d) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) See responses to Item 6 on each cover page.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The description of the Purchase Agreement (as defined herein) contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Viasat with the Securities and Exchange Commission (“SEC”) on November 8, 2021 and is incorporated herein by reference, and the letter agreement, dated as of April 11, 2023, by and among Viasat and the shareholders of Inmarsat party thereto, a copy of which was filed as Exhibit 2.1(A) to the Annual Report on Form 10-K filed by Viasat with the SEC on May 22, 2023 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

On May 30, 2023, Viasat purchased all of the issued and outstanding shares of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (“Inmarsat”), pursuant to the previously announced Share Purchase Agreement, dated as of November 8, 2021 (as amended, the “Purchase Agreement”), by and among Viasat, the shareholders of Inmarsat and the other parties thereto (collectively, including certain parties entering into any subsequent joinder or deed of adherence thereto, the “Sellers”) in exchange for (i) cash consideration equal to $550.7 million, subject to adjustments, and (ii) approximately 46.36 million unregistered shares of Common Stock, upon the terms and subject to the conditions set forth therein (the “Acquisition”).

At the closing of the Acquisition, Viasat issued an aggregate of 46,363,636 shares of Common Stock to the Sellers as the share consideration payable under the Purchase Agreement. Additionally, Viasat entered into a registration rights agreement with certain Inmarsat shareholders, pursuant to which Viasat has agreed to file a registration statement to register the resale of the shares issued to such Sellers in the Acquisition.

Additionally, on May 30, 2023, effective as of the closing of the Acquisition and in accordance with the terms of the Purchase Agreement and the Stockholders Agreement, dated as of November 8, 2021 (the “Stockholders Agreement”), among Viasat and certain sellers (Triton LuxTopHolding SARL, CPP Investment Board Private Holdings (4) Inc., 2684343 Ontario Limited, and WP Triton Co-Invest, L.P. and certain parties entering into any subsequent joinder thereto, collectively referred to herein as the “Investor Sellers”), the size of the Viasat board of directors (the “Viasat Board”) was increased from eight to ten directors and Andrew Sukawaty and Rajeev Suri were appointed (as the Investor Sellers’ designees) to fill the vacancies created by the new directorships. Messrs. Sukawaty and Suri serve as Class I and III directors of the Viasat Board, respectively. In addition, effective as of the closing of the Acquisition, Mr. Sukawaty was appointed to the Compensation and Human Resource Committee of the Viasat Board.

Under the Stockholders Agreement, the Investor Sellers have the right to designate two individuals for nomination to the Viasat Board for so long as the Investor Sellers collectively beneficially own at least 25% of the total outstanding shares of Common Stock, and one individual for nomination to the Viasat Board for so long as the Investor Sellers collectively beneficially own at least 15% of the total outstanding shares of Common Stock. In addition, the Stockholders Agreement imposes certain transfer restrictions with respect to the consideration shares issued to the Investor Sellers, including a prohibition on transfer during an initial 180-day lock-up period and on transfers to Viasat competitors and certain other parties for so long as the Investor Sellers collectively beneficially own at least 10% of the total outstanding shares of Common Stock, as well as customary standstill limitations.

CUSIP No. 92552V100	13D	Page 17 of 18 Pages

The foregoing descriptions of the Purchase Agreement and the Stockholders Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Viasat with the Securities and Exchange Commission (“SEC”) on November 8, 2021 (as amended by the letter agreement, dated as of April 11, 2023, by and among Viasat and the shareholders of Inmarsat party thereto, a copy of which was filed as Exhibit 2.1(A) to the Annual Report on Form 10-K filed by Viasat with the SEC on May 22, 2023 and is incorporated herein by reference) and is incorporated herein by reference, and the full text of the Stockholders Agreement, a copy of which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by Viasat with the SEC on November 8, 2021 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The responses to Item 7-13 on each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b) After giving effect to closing of the Acquisition, as of May 30, 2023, WP Triton Co-Invest directly holds 11,202,130 shares of Common Stock. By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the WP Global Funds; WPGG Cayman GP; WPGG Cayman GP LLC; WPP II Cayman; WP Bermuda GP, and WP LLC may be deemed to be the beneficial owner of the Common Stock held by WP Triton Co-Invest. Information with respect to each of the Reporting Persons is given solely by such Reporting Persons, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. Pursuant to Rule 16a-1(a)(4) of the Exchange Act, each of the Reporting Persons, other than WP Triton Co-Invest, herein states that this filing shall not be deemed an admission that it or he is the beneficial owner of any of the common shares covered by this Statement. Each of the Reporting Persons disclaim their beneficial ownership of such shares of Common Stock except to the extent of its or his pecuniary interest therein.

As a result of the Stockholders Agreement and the Coordination Agreement described in Item 6, the Investor Sellers may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” would beneficially own an aggregate of 45,427,103 shares of Common Stock, representing 36.85% shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Schedule 13D (the “Other Shares” and “Other Parties,” respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the “group” described herein. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock covered by this statement on Schedule 13D.

(e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Coordination Agreement

On November 8, 2021, the Investor Sellers, entered into a Coordination Agreement (the “Coordination Agreement”). Pursuant to the Coordination Agreement, the Investor Sellers agreed that, among other things, before an Investor Seller may exercise its rights under the Registration Rights Agreement (as defined herein), to sell shares of Common Stock pursuant to an Organized Offering (as defined in the Coordination Agreement), such Investor Seller shall notify the other Investor Sellers at least three (3) business days prior to taking any action under or pursuant to the Registration Rights Agreement. Each Investor Seller, upon a two (2) business days’ notice, shall have the opportunity to participate in such Organized Offering on a pro rata basis. The Investor Sellers shall discuss and agree on the information to be included in such Organized Offering.

CUSIP No. 92552V100	13D	Page 18 of 18 Pages

Pursuant to the Coordination Agreement, in advance of any annual or special meeting of the stockholders of the Company at which any Investor Seller director is to be elected, re-elected or replaced, the Investor Sellers will meet and decide the names of the individual(s) they shall designate to serve on the board of directors pursuant to the Stockholder Agreement.

Other holders of Common Stock may become parties to the Coordination Agreement by executing a joinder to the Coordination Agreement in the form attached as Exhibit A to the Coordination Agreement and providing written notice to the other Investor Sellers.

The Coordination Agreement shall no longer apply to any Investor Seller when such Investor Seller ceases to hold at least three percent (3%) of the outstanding shares of Common Stock of the Company. It shall also be terminated when the sellers own less than ten percent (10%) of the outstanding shares of Common Stock of the Company.

The foregoing description of the Coordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Coordination Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all securities held or otherwise beneficially owned by the other parties to the Coordination Agreement. Upon information and belief, the Sellers acquired Common Stock pursuant to the Purchase Agreement and, as of May 30, 2023, beneficially own an aggregate of 45,427,103 shares of Common Stock.

Registration Rights Agreement

On May 30, 2023, the Sellers, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Viasat. Pursuant to the Registration Rights Agreement, among other things and subject to certain restrictions, Viasat is required to file with the SEC a registration statement registering for resale the shares of Viasat common stock issuable to the Sellers upon the completion of the transactions contemplated by the Purchase Agreement and to conduct certain underwritten offerings or facilitate certain block trade transactions upon the request of holders of Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides holders of Registrable Securities (as defined in the Registration Rights Agreement) with certain customary piggyback registration rights.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which was filed as Annex D to the definitive proxy statement filed by Viasat with the SEC on May 20, 2022 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of June 9, 2023, by and among the Reporting Persons.

Exhibit B: Coordination Agreement, dated as of November 8, 2021, by and among the Reporting Persons and the Issuer.

Exhibit C: Share Purchase Agreement, dated as of November 8, 2021, by and among Issuer and the shareholders of Connect Topco Limited party thereto (incorporated by reference to the Issuer’s Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021).

Exhibit D: Stockholders Agreement, dated as of November 8, 2021, by and among Issuer and the shareholders of Connect Topco Limited party thereto (incorporated by reference to the Issuer’s Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021).

Exhibit E: Registration Rights Agreement, dated as of May 30, 2023, by and among Triton LuxTopHolding SARL, CPP Investment Board Private Holdings (4) Inc., Ontario Teachers’ Pension Plan Board, WP Triton Co-Invest, L.P., Pretzel Logic BV and the Issuer (incorporated by reference to the Issuer’s Annex D to the Issuer’s Definitive Proxy Statement filed on May 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023

WP TRITON CO-INVEST, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP TRITON INVESTMENT, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (CALLISTO-A) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name:	Harsha Marti
Title:	General Counsel and Managing Director